UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 13)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

A. Schulman, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

808194104
(CUSIP Number)

Mr. James A. Mitarotonda
c/o Barington Companies Equity Partners, L.P.
888 Seventh Avenue, 17th Floor
New York, NY 10019
(212) 974-5700
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

October 11, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

This Amendment No. 13 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2005, as amended by that certain Amendment No. 1 filed on July 1, 2005, that certain Amendment No. 2 filed on August 3, 2005, that certain Amendment No. 3 filed on August 25, 2005, that certain Amendment No. 4 filed on September 8, 2005, that certain Amendment No. 5 filed on September 13, 2005, that certain Amendment No. 6 filed on September 28, 2005, that certain Amendment No. 7 filed on October 11, 2005, that certain Amendment No. 8 filed on October 25, 2006, that certain Amendment No. 9 filed on May 30, 2006, that certain Amendment No. 10 filed on June 1, 2006, that certain Amendment No. 11 filed on September 28, 2006 and that certain Amendment No. 12 filed on October 10, 2006 (together, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, par value $1.00 per share (the “Common Stock”), of A. Schulman, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 3550 West Market Street, Akron, Ohio 44333.

Item 4.  Purpose of Transaction.

The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

On October 11, 2006, Barington filed a complaint with the Delaware Court of Chancery seeking an order directing the Company to permit Barington to exercise its right as a stockholder to inspect and copy certain books, records and documents of the Company. Such documents and other materials were requested by Barington pursuant to a demand letter delivered to the Company on September 22, 2006 pursuant to Section 220 of the Delaware General Corporation Law. To date, the Company has not responded to Barington’s demand letter in any respect, despite the fact that Delaware law required the Company to reply to the demand within five (5) business days after the demand was made by Barington.

On October 12, 2006, Barington Capital Group, L.P., an affiliate of Barington, issued a press release announcing Barington's intention to nominate four (4) persons for election to the Board of Directors of the Company at the 2006 Annual Meeting of Stockholders of the Company. A copy of the press release is attached as Exhibit 99.18 hereto and incorporated herein by reference.

Item 7.      Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.	Exhibit Description

99.18	Press Release issued by Barington Capital Group, L.P., dated October 12, 2006.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 12, 2006

                                        BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
       Title: Managing Member

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
        Title: Managing Member

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President

BARINGTON OFFSHORE ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Authorized Signatory

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general
partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

STARBOARD VALUE & OPPORTUNITY FUND, LLC By: Admiral Advisors, LLC, its managing member PARCHE, LLC By: Admiral Advisors, LLC, its managing member	ADMIRAL ADVISORS, LLC By: Ramius Capital Group, L.L.C., its sole member RAMIUS CAPITAL GROUP, L.L.C. By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.
By: /s/ Jeffrey M. Solomon Name: Jeffrey M. Solomon Title: Authorized Signatory
JEFFREY M. SOLOMON /s/ Jeffrey M. Solomon Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

RJG CAPITAL PARTNERS, L.P.

By:	RJG Capital Management, LLC, its general partner

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
                      Title: Managing Member

         RJG CAPITAL MANAGEMENT, LLC

         By: /s/ Ronald J. Gross
         Name: Ronald J. Gross
         Title: Managing Member

         /s/ Ronald J. Gross
        Ronald J. Gross

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.

By: D.B. ZWIRN PARTNERS, LLC,
its general partner

BY: ZWIRN HOLDINGS, LLC,
its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
                                           Title: Managing Member

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND (TE), L.P.

By: D.B. ZWIRN PARTNERS, LLC,
its general partner

BY: ZWIRN HOLDINGS, LLC,
its managing member

By: /s/ Daniel B. Zwirn
                                           Name: Daniel B. Zwirn
                                          Title: Managing Member

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, LTD.

By: D.B. Zwirn & Co., L.P., its manager

By: DBZ GP, LLC, its general partner

By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title:  Managing Member

HCM/Z SPECIAL OPPORTUNITIES LLC

By: D.B. Zwirn & Co., L.P., its manager

By: DBZ GP, LLC, its general partner

By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title:  Managing Member

D.B. ZWIRN & CO., L.P.

By: DBZ GP, LLC, its general partner

By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title:  Managing Member

DBZ GP, LLC

By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title:  Managing Member

ZWIRN HOLDINGS, LLC

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title:  Managing Member

/s/ Daniel B. Zwirn
        Daniel B. Zwirn

/s/ Phillip D. Ashkettle
Phillip D. Ashkettle